Exhibit 7.1

Tenaris – Liquid financial assets over total assets

Thousands of U.S. Dollars	December 31, 2010	December 31, 2009
Cash and cash equivalents	843,861	1,542,829

Other investments (current)	676,224	579,675

Liquid financial assets	1,520,085	2,122,504

Total assets	14,364,331	13,483,308

Ratio	10.6%	15.7%

Tenaris – Total Liabilities to Total Assets Ratio

Thousands of U.S. Dollars	December 31, 2010	December 31, 2009	December 31, 2008
Total liabilities	3,813,751	3,762,472	6,398,825

Total Assets	14,364,331	13,483,308	15,100,712

Ratio	0.27	0.28	0.42

Tenaris – Current debt to total debt

Thousands of U.S. Dollars	December 31, 2010	December 31, 2009
Current Borrowings	1,023,926	791,583

Total Borrowings	1,244,496	1,446,764

Ratio	0.82	0.55